EXHIBIT 99.22

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:	NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC V6C 2G8

ITEM 2:	DATE OF MATERIAL CHANGE

August 10, 2011

ITEM 3:	NEWS RELEASE

August 10, 2011, via CNW.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company announces mill start-up at its San eJose Mine in Oaxaca, Mexico.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company reports that that the processing plant  at its 100% owned San Jose silver – gold mine has been in operation since July 15, 2011. The mill is in a balancing phase which is expected to continue through the month of August with intermittent silver-gold concentrate production.  Commercial production will be declared when operating performance is within 80% of design parameters for throughput and recovery. The start-up and balancing phase to date has been progressing as planned and Management anticipates commercial production to commence on September 1, 2011.

Ore being run through the mill during the balancing phase is being sourced from the 46,000 tonne development ore stockpile grading 124 g/t silver and 1.15 g/t gold. The size of the stockpile can sustain over a month of production at the initial design rate of 1,000 tpd.

Mine production on stopes K, L and M is being conducted according to mine plan to support the initial 1,000 tpd throughput.  The San Jose mine is expected to produce 520,000 ounces of silver and 4,600 ounces of gold in 2011 and 1.7 million ounces of silver and 15,000 ounces of gold in 2012 at an estimated cash cost per silver ounce of US$5.04, net of by-products.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

Jorge Ganoza, President & CEO
Telephone: 604-484-4085

ITEM 9:	DATE OF REPORT

August 10, 2011